SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

dick clark productions, inc.

(Name of the Issuer)

dick clark productions, inc.
RICHARD W. CLARK
KAREN W. CLARK
OLIVE ENTERPRISES, INC.
FRANCIS C. LA MAINA
DCPI INVESTCO, INC.
DCPI MERGERCO, INC.

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

181512-10-4

(CUSIP Number of Class of Securities)

Martin Eric Weisberg, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174
Tel. No.: (212) 704-6050

with a copy to:

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071
Tel. No.: (213) 687-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☐  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☒
Check the following box if the filing is a final amendment reporting the results of the transaction.  ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$136,143,073.88	$12,604

*For purposes of calculating the filing fee only. Determined by (i) multiplying $14.50 by 2,974,874 shares of Common Stock and 90,955 shares of Class A Common Stock, (ii) multiplying the difference between $14.50 and the exercise price of each outstanding option to purchase an aggregate of 289,589 shares of Common Stock and (iii) multiplying $12.50 by 6,309,142 shares of Common Stock and 818,605 shares of Class A Common Stock

**The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11, as amended.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,604
Form or Registration No.:	Schedule 14A
Filing Party:	dick clark productions, inc.
Date Filed:	April 4, 2002

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E–3”) is being filed by dick clark productions, inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (the “Company”), Richard W. Clark, Karen W. Clark, Olive Enterprises, Inc., a Pennsylvania corporation wholly-owned by Mr. Clark (“Olive”, together with Mr. Clark and Mrs. Clark, the “Principal Stockholders”), Francis C. La Maina, DCPI Investco, Inc., a Delaware corporation (“DCPI Investco”), and DCPI Mergerco, Inc., a Delaware corporation (“DCPI Mergerco”).

Pursuant to an Agreement and Plan of Merger, dated as of February 13, 2002 (the “Merger Agreement”), by and among Capital Communications CDPQ Inc., a Quebec corporation (“Capital Communications”), DCPI Investco, DCPI Mergerco and the Company, DCPI Mergerco will merge with and into the Company (the “Merger”) with the Company surviving. In the Merger, each issued and outstanding share of common stock, par value $0.01 per share (the “Common Stock”) (except for shares of Common Stock held by stockholders who exercise their appraisal rights), and class A common stock, par value $0.01 per share (the “Class A Common Stock”), of the Company will be cancelled and automatically converted into the right to receive $14.50 in cash, without interest (except for each share of Common Stock and Class A Common Stock held by the Principal Stockholders which will be converted into the right to receive $12.50 in cash, without interest) (the “Merger Consideration”), except as described below.

DCPI Investco, the direct holder of all of the outstanding shares of common stock of DCPI Mergerco, has entered into a Subscription Agreement (the “Subscription Agreement”), dated as of February 13, 2002, with each of Capital Communications, Mosaic Media Group, Inc., a Delaware corporation (“Mosaic”), and Messrs. Clark, La Maina, Jules Haimovitz and Henry D. Winterstern. The Subscription Agreement provides that, immediately prior to the Merger, each of Capital Communications, Mosaic and Messrs. Clark, La Maina, Haimovitz and Winterstern will purchase at a price per share of $1.00, a certain number of shares of common stock of DCPI Investco, par value $0.01 per share. A portion of the Class A Common Stock held by Messrs. Clark and La Maina will be contributed to DCPI Investco for common stock of DCPI Investco. Mr. Clark will receive $12.50 of common stock of DCPI Investco for each share of Class A Common Stock contributed to DCPI Investco and Mr. La Maina will receive $14.50 of common stock of DCPI Investco for each share of Class A Common Stock contributed to DCPI Investco. As a result, immediately after the Merger has occurred, it is contemplated that Messrs. Clark and La Maina will together hold approximately 22.3% of the outstanding shares of common stock of DCPI Investco.

In connection with the filing of this Schedule 13E-3, the Company has filed a preliminary proxy statement pursuant to which the stockholders of the Company will be given notice of the Merger. The information set forth in the proxy statement, including all annexes thereto, is hereby expressly incorporated herein by reference in its entirety and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. The proxy statement will be completed and, if appropriate, amended prior to the first time it is sent or given to stockholders of the Company. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

ITEM 1.    Summary Term Sheet.

The information contained in the section entitled “SUMMARY TERM SHEET” in the proxy statement is incorporated herein by reference.

ITEM 2.    Subject Company Information.

(a)  Name and Address.    The information contained in the section entitled “SUMMARY TERM SHEET” in the proxy statement is incorporated herein by reference.

(b)  Securities.    The class of equity securities that is the subject of the Rule 13e-3 transaction to which this Schedule 13E-3 relates is the Common Stock. As of February 14, 2002, there were 9,284,016 shares of Common Stock issued and outstanding.

(c)  Trading Market and Price.    The information contained in the section entitled “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” in the proxy statement is incorporated herein by reference.

(d)  Dividends.    The information contained in the section entitled “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” in the proxy statement is incorporated herein by reference.

(e)  Prior Public Offerings.    The Company has made no underwritten public offering of the Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation A thereunder.

(f)  Prior Stock Purchases.    The filing persons did not purchase any subject securities during the past two years.

ITEM 3.    Identity and Background of the Filing Persons.

(a), (c)   Name and Address; Business and Background of Natural Persons.

              RICHARD W. CLARK

Richard W. Clark is an individual who is the majority stockholder, Chairman, Chief Executive Officer and a director of the Company. Mr. Clark has been the Chairman, Chief Executive Officer and a director of the Company since its inception. The business address and telephone number of Mr. Clark is as follows:

Name	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
Richard W. Clark	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	Chairman, Chief Executive Officer and a director of the Company. Mr. Clark is a United States citizen.

KAREN W. CLARK

Karen W. Clark, the wife of Richard W. Clark, is an individual who is Vice President – Administration of the Company and a director of the Company. Mrs. Clark has been Vice President – Administration of the Company since July 1986 and a director since 1977. From 1977 to 1987, Mrs. Clark served as Secretary of the Company. As an executive and director of the Company and wife of Mr. Clark, Mrs. Clark may be deemed to be an affiliate of the Company. The business address of Mrs. Clark is as follows:

Name	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
Karen W. Clark	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	Vice President – Administration of the Company and a director of the Company. Mrs. Clark is a United States citizen.

FRANCIS C. LA MAINA

Francis C. La Maina is an individual who is President, Chief Operating Officer and a director of the Company. Mr. La Maina joined the Company in 1966. From 1966 to 1974, Mr. La Maina served as Controller of the Company and as an associate producer. From 1974 to 1977, Mr. La Maina served as Vice President – Business Affairs of the Company. From 1977 to 1986, Mr. La Maina served as Executive Vice President of the Company. Mr. La Maina has been a director of the Company since 1974 and President and Chief Operating Officer of the Company since July 1986. As an executive and director of the Company, Mr. La Maina may be deemed to be an affiliate of the Company. The business address of Mr. La Maina is as follows.

Name	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
Francis C. La Maina	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	President, Chief Operating Officer and a director of the Company. Mr. La Maina is a United States citizen.

(b)  Business and Background of Entities.

OLIVE ENTERPRISES, INC.

Olive is a Pennsylvania corporation wholly-owned by Richard W. Clark and thus may be deemed to be an affiliate of the Company. The principal business address of Olive Enterprises is c/o dick clark productions, inc., 3003 West Olive Avenue, Burbank, CA 91505. The name, residence or business address, present principal occupation or employment and country of citizenship of each executive officer and director of Olive Enterprises is as follows:

Name; Position with Olive	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
Richard W. Clark Executive Officer and Director	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	Chairman, Chief Executive Officer and a director of the Company. Mr. Clark is United States citizen.
Francis C. La Maina Executive Officer and Director	dick clark productions, inc. 3003 West Olive Avenue Burbank, CA 91505 (818) 841-3003	President, Chief Operating Officer and a director of the Company. Mr. La Maina is a United States citizen.

DCPI INVESTCO, INC.

DCPI Investco is a Delaware corporation in which Richard W. Clark and Francis C. La Maina will have an approximately 22.3% ownership interest as of the closing of the Merger and thus may be deemed to be an affiliate of the Company. The principal business address of DCPI Investco is 9200 Sunset Boulevard, Los Angeles, CA 90069. The name, residence or business address, present principal occupation or employment, and country of citizenship of each executive officer and director of DCPI Investco is as follows:

Name; Position with DCPI Investco	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
Pierre Belanger Executive Officer and Director	Capital Communications CDPQ Inc. 2001, McGill College Avenue Montreal, Quebec, H3A 1G1, Canada (514) 847-2614 Videotron Limited 300, avenue Viger est Montreal, Quebec H2X 3W4 (514) 281-1232
1998-current – President of Capital Communications CDPQ Inc., which is a fund manager.

1997-1998 – Executive Vice President of Videotron Limited, a Canadian internet service provider.

Mr. Belanger is a Canadian citizen.

Helene Belanger Executive Officer and Director
Capital Communications CDPQ Inc.
2001, McGill College Avenue Montreal, Quebec, H3A 1G1, Canada
(514) 847-2614

Capital Communications CDPQ Inc.
2001, McGill College Avenue
Montreal, Quebec, H3A 1G1, Canada
(514) 847-2614

1998-current – Vice-President, Investments, Media and Entertainment of Capital Communications CDPQ Inc., which is a fund manager.

1997-1998 – Manager, Investment Management of Capital Communications CDPQ Inc., which is a fund manager.

Ms. Belanger is a Canadian citizen.

Robert Cote Executive Officer
CDP Capital Inc.
1981, avenue McGill College
Montreal, Quebec H3A 3C7
(514) 847-2614

CDP Capital Inc.
1981, avenue McGill College
Montreal, Quebec H3A 3C7
(514) 847-2614

Caisse de depot et placement du Quebec
1981, avenue McGill College
Montreal, Quebec H3A 3C7
(514) 842-3261

2002-current – Director, Legal Affairs of CDP Capital Inc., which is a fund manager.

August 2001-December 2001 – Senior Legal Counsel of CDP Capital Inc., which is a fund manager.

September 1991-August 2001 – Senior Legal Counsel of Caisse de depot et placement du Quebec, which is a Canadian pension fund.

Mr. Cote is a Canadian citizen.

Ginette Depelteau Director	Caisse de depot et placement du Quebec 1981, avenue McGill College Montreal, Quebec H3A 3C7 (514) 842-3261	2001-current – Vice President, Corporate Secretary of Caisse de depot et placement du Quebec, which is a Canadian pension fund.
	Caisse de depot et placement du Quebec 1981, avenue McGill College Montreal, Quebec H3A 3C7 (514) 842-3261	1996-2001 – Director, Corporate Secretary of Caisse de depot et placement du Quebec, which is a Canadian pension fund. Ms. Depelteau is a Canadian citizen.
Jules Haimovitz Executive Officer and Director	Metro-Goldwyn-Mayer Inc. 2500 Broadway Street Santa Monica, CA 90404 (310) 449-3525	2001-current – Consultant to Metro-Goldwyn-Mayer Inc., which is engaged in the worldwide production and distribution of entertainment product.

Name; Position with DCPI Investco	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
	c/o Metro-Goldwyn-Mayer Inc. 2500 Broadway Street Santa Monica, CA 90404 (310) 449-3525	1999-2001 – President of MGM Networks, Inc., which is engaged in the worldwide production and distribution of entertainment product.

	Haimovitz Consulting 14035 Aubrey Road Beverly Hills, CA 90210 (310) 475-7610	1998-1999 – Principal, Haimovitz Consulting, which was engaged in providing consulting services to the entertainment industry.

	King World Productions, Inc. 10877 Wilshire Boulevard Los Angeles, CA 90024 (310) 446-6000	1997-1998 – President, King World Productions, Inc., which is engaged in the production and distribution of entertainment product. Mr. Haimovitz is a United States citizen.
Pat Magnarella Director	Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	2000-current – Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	1990-current – Talent Manager, Atlas/Third Rail Management, Inc. (f/k/a Roven Cavallo Entertainment), which is engaged in talent management.
Mr. Magnarella is a United States citizen.
Charles Roven Director	Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350 c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350
2000-current – Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.

1994-current – Producer, Atlas Entertainment, Inc., which is engaged in the creation, production, distribution, exploitation and delivery of entertainment.

Name; Position with DCPI Investco	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	1990-current – Principal Partner, Atlas/Third Rail Management, Inc., which is engaged in talent management. Mr. Roven is a United States citizen.
Allen Shapiro Director	Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350 c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350
2000-current – President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.

1984-1999 – President, Allen Shapiro, Inc., which was engaged in providing consulting services to the entertainment industry.

Mr. Shapiro is a United States citizen.

DCPI MERGERCO, INC.

DCPI Mergerco is a Delaware corporation that was formed solely to effect the Merger and that is wholly-owned by DCPI Investco and thus may be deemed to be an affiliate of the Company. The principal business address of DCPI Mergerco is 9200 Sunset Boulevard, Los Angeles, CA 90069. The name, residence or business address, present principal occupation or employment, and country of citizenship of each executive officer and director of DCPI Mergerco is as follows:

Name; Position with DCPI Mergerco	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
Pierre Belanger Executive Officer and Director	Capital Communications CDPQ Inc. 2001, McGill College Avenue Montreal, Quebec, H3A 1G1, Canada (514) 847-2614 Videotron Limited 300, avenue Viger est Montreal, Quebec H2X 3W4 (514) 281-1232
1998-current – President of Capital Communications CDPQ Inc., which is a fund manager.

1997-1998 – Executive Vice President of Videotron Limited, a Canadian internet service provider.

Mr. Belanger is a Canadian citizen.

Helene Belanger Director
Capital Communications CDPQ Inc.
2001, McGill College Avenue
Montreal, Quebec, H3A 1G1, Canada
(514) 847-2614

Capital Communications CDPQ Inc.
2001, McGill College Avenue
Montreal, Quebec, H3A 1G1, Canada
(514) 847-2614

1998-current – Vice-President, Investments, Media and Entertainment of Capital Communications CDPQ Inc., which is a fund manager.

1997-1998 – Manager, Investment Management of Capital Communications CDPQ Inc., which is a fund manager.

Ms. Belanger is a Canadian citizen.

Robert Cote Executive Officer
CDP Capital Inc.
1981, avenue McGill College
Montreal, Quebec H3A 3C7
(514) 847-2614

CDP Capital Inc.
1981, avenue McGill College
Montreal, Quebec H3A 3C7
(514) 847-2614

Caisse de depot et placement du Quebec
1981, avenue McGill College
Montreal, Quebec H3A 3C7
(514) 842-3261

2002-current – Director, Legal Affairs of CDP Capital Inc., which is a fund manager.

August 2001-December 2001 – Senior Legal Counsel of CDP Capital Inc., which is a fund manager.

September 1991-August 2001 – Senior Legal Counsel of Caisse de depot et placement du Quebec, which is a Canadian pension fund.

Mr. Cote is a Canadian citizen.

Ginette Depelteau Director	Caisse de depot et placement du Quebec 1981, avenue McGill College Montreal, Quebec H3A 3C7 (514) 842-3261	2001-current – Vice President, Corporate Secretary of Caisse de depot et placement du Quebec, which is a Canadian pension fund.

	Caisse de depot et placement du Quebec 1981, avenue McGill College Montreal, Quebec H3A 3C7 (514) 842-3261	1996-2001 – Director, Corporate Secretary of Caisse de depot et placement du Quebec, which is a Canadian pension fund. Ms. Depelteau is a Canadian citizen.

Name; Position with DCPI Mergerco	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
Jules Haimovitz Executive Officer and Director	Metro-Goldwyn-Mayer Inc. 2500 Broadway Street Santa Monica, CA 90404 (310) 449-3525	2001-current – Consultant to Metro-Goldwyn-Mayer Inc., which is engaged in the worldwide production and distribution of entertainment product.

	c/o Metro-Goldwyn-Mayer Inc. 2500 Broadway Street Santa Monica, CA 90404 (310) 449-3525	1999-2001 – President of MGM Networks, Inc., which is engaged in the worldwide production and distribution of entertainment product.

	Haimovitz Consulting 14035 Aubrey Road Beverly Hills, CA 90210 (310) 475-7610	1998-1999 – Principal, Haimovitz Consulting, which was engaged in providing consulting services to the entertainment industry.

	King World Productions, Inc. 10877 Wilshire Boulevard Los Angeles, CA 90024 (310) 446-6000	1997-1998 – President, King World Productions, Inc., which is engaged in the production and distribution of entertainment product. Mr. Haimovitz is a United States citizen.

Pat Magnarella Director	Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	2000-current – Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.

	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	1990-current – Talent Manager, Atlas/Third Rail Management, Inc. (f/k/a Roven Cavallo Entertainment), which is engaged in talent management. Mr. Magnarella is a United States citizen.
Charles Roven Director	Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	2000-current – Vice President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.

Name; Position with DCPI Mergerco	Business Address; Business Phone Number	Principal Occupation or Employment; Country of Citizenship
c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350 c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350
1994-current – Producer, Atlas Entertainment, Inc., which is engaged in the creation, production, distribution, exploitation and delivery of entertainment.

1990-current – Principal Partner, Atlas/Third Rail Management, Inc., which is engaged in talent management.

Mr. Roven is a United States citizen.

Allen Shapiro Director	Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	2000-current – President of Mosaic Media Group, Inc., which is engaged in talent management and the creation, production, distribution, exploitation and delivery of entertainment.
	c/o Mosaic Media Group, Inc. 9200 Sunset Boulevard Los Angeles, CA 90069 (310) 724-7350	1984-1999 – President, Allen Shapiro, Inc., which was engaged in providing consulting services to the entertainment industry. Mr. Shapiro is a United States citizen.

None of the entities or persons identified in this Item 3 was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the entities or persons identified in this Item 3 was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.    Terms of the Transaction.

(a) (1)    Tender Offers.    Not applicable.

(a) (2) (i)        Transaction Description.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Background of the Transaction” and “—Interests of Messrs. Clark and La Maina in the Merger and the Company” in the proxy statement is incorporated herein by reference.

(a) (2) (ii)        Consideration.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Appraisal Rights” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(a) (2) (iii)  Reasons for Transaction.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” in the proxy statement is incorporated herein by reference.

(a) (2) (iv)  Vote Required for Approval.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “VOTE REQUIRED AND RECOMMENDATION” in the proxy statement is incorporated herein by reference.

(a) (2) (v)  Differences in the Rights of Security Holders.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Interests of Messrs. Clark and La Maina in the Merger and the Company” in the proxy statement is incorporated herein by reference.

(a) (2) (vi)  Accounting Treatment.    The information contained in the section entitled “SPECIAL FACTORS—Accounting Treatment” in the proxy statement is incorporated herein by reference.

(a) (2) (vii)  Income Tax Consequences.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Certain United States Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

(c)  Different Terms.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “THE MERGER AGREEMENT” and “RELATED AGREEMENTS” in the proxy statement is incorporated herein by reference.

(d)  Appraisal Rights.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Appraisal Rights” in the proxy statement is incorporated herein by reference.

(e)  Provisions For Unaffiliated Security Holders.    The Company has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(f)  Eligibility for Listing or Trading.    Not applicable.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)  Transactions.    The information contained in the sections entitled “CERTAIN TRANSACTIONS,” “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

(b)-(c)  Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “RELATED AGREEMENTS” and “MARKET PRICES OF AND DIVIDENDS ON THE COMMON STOCK” in the proxy statement is incorporated herein by reference.

(e)  Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company” and “RELATED AGREEMENTS” in the proxy statement is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(b)  Use of Securities Acquired.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “—Effect of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

(c)  Plans.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “—Effect of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(a), (c)  Purposes; Reasons.    The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” in the proxy statement is incorporated herein by reference.

(b)  Alternatives.    The information contained in the section entitled “SPECIAL FACTORS—Background of the Transaction,” in the proxy statement is incorporated herein by reference.

(d)  Effects.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Background of the Transaction,” “—Interests of Messrs. Clark and La Maina in the Merger and the Company,” “—Effect of the Merger,” “—Certain United States Federal Income Tax Consequences,” “—Fees and Expenses,” “—Financing of the Merger” and “THE MERGER AGREEMENT” in the proxy statement is incorporated herein by reference.

ITEM 8. Fairness of the Going Private Transaction.

(a)-(b)  Fairness; Factors Considered in Determining Fairness.    The information contained in the sections entitled “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS—Background of the Transaction,” “—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger,” “—Opinion of Allen & Company” and “—Opinion of Ladenburg,” in the proxy statement and “Opinion of Allen & Company Incorporated” and “Opinion of Ladenburg Thalmann & Co. Inc.” attached as Annex B and Annex C, respectively, to the proxy statement, is incorporated herein by reference. Based upon the same factors considered by the Special Committee (as defined in the proxy statement), each filing person expressly adopts Allen & Company and Ladenburg’s analysis as set forth in the sections entitled “Opinion of Allen & Company” and “Opinion of Ladenburg,” respectively, in the proxy statement, and believes the Merger Consideration to be received by the stockholders of Company other than the Principal Stockholders as a result of the Merger is fair, from a financial point of view, to the stockholders of the Company other than the Principal Stockholders. However, the filing persons did not participate in the deliberations of the Special Committee.

(c)  Approval of Security Holders.    The information contained in the section entitled “VOTE REQUIRED AND RECOMMENDATION” in the proxy statement is incorporated herein by reference.

(d)  Unaffiliated Representative.    The information contained in the sections entitled “SPECIAL FACTORS—Background of the Transaction” and “—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger” in the proxy statement is incorporated herein by reference.

(e)  Approval of Directors.    The information contained in the section entitled “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger” in the proxy statement is incorporated herein by reference.

(f)  Other Offers.    The information contained in the section entitled “SPECIAL FACTORS—Background of the Transaction,” in the proxy statement is incorporated herein by reference.

ITEM 9.  Reports, Opinions, Appraisals and Negotiations.

(a)-(c)  Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.    The information contained in the sections entitled “SPECIAL FACTORS—Background of the Transaction,” “—Opinion of Allen & Company” and “—Opinion of Ladenburg,” in the proxy statement and “Opinion of Allen & Company Incorporated” and “Opinion of Ladenburg Thalmann & Co. Inc.” attached as Annex B and Annex C, respectively, to the proxy statement is incorporated herein by reference.

ITEM 10.  Source and Amounts of Funds or Other Consideration.

(a), (b), (d)  Source of Funds; Conditions; Borrowed Funds.    The information contained in the section entitled “SPECIAL FACTORS—Financing of the Merger” in the proxy statement is incorporated herein by reference.

(c)  Expenses.    The information contained in the section entitled “SPECIAL FACTORS—Fees and Expenses” in the proxy statement is incorporated herein by reference.

ITEM 11.  Interest in Securities of the Subject Company.

(a)  Securities Ownership.    The information contained in the section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

(b)  Securities Transactions.    The information contained in the section entitled “RELATED AGREEMENTS” in the proxy statement is incorporated herein by reference.

ITEM 12.  The Solicitation or Recommendation.

(d)  Intent to Tender or Vote in a Going-Private Transaction.    The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger” and “VOTE REQUIRED AND RECOMMENDATION” in the proxy statement is incorporated herein by reference.

(e)  Recommendations of Others.    The information contained in the section entitled “SPECIAL FACTORS—Recommendations of the Special Committee and the Board; The Company’s Purpose and Reasons for the Merger” in the proxy statement is incorporated herein by reference.

ITEM 13.    Financial Statements.

(a)  Financial Information.    The information contained in the section entitled “SELECTED FINANCIAL DATA OF THE COMPANY” in the proxy statement is incorporated herein by reference. The information contained in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and the Company’s Quarterly Reports on Form 10-Q for the quarters ending September 30, 2001 and December 31, 2001, is incorporated herein by reference.

(b)  Pro Forma Information.    Not applicable.

ITEM 14.    Persons/Assets, Retained, Employed, Compensated or Used.

(a), (b)  Solicitations or Recommendations; Employees and Corporate Assets.    The information contained in the sections entitled “CERTAIN QUESTIONS AND ANSWERS ABOUT VOTING AND THE MERGER,” “SPECIAL FACTORS”—Interests of Messrs. Clark and La Maina in the Merger and the Company” and “—Fees and Expenses” in the proxy statement is incorporated herein by reference.

ITEM 15.    Additional Information.

(b)  Other Material Information.    The information contained in the sections entitled “WHERE YOU CAN FIND MORE INFORMATION” and “AVAILABLE INFORMATION” in the proxy statement is incorporated herein by reference.

ITEM 16.    Exhibits.

(a)(1)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2002 (incorporated herein by reference to the proxy statement).

(a)(2)
Press release issued by dick clark productions, inc., dated February 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by dick clark productions, inc. on February 15, 2002).

(c)(1)	Opinion of Allen & Company Incorporated, dated as of February 13, 2002 (incorporated herein by reference to Annex B of the proxy statement).

(c)(2)	Opinion of Ladenburg Thalmann & Co. Inc., dated as of February 13, 2002 (incorporated herein by reference to Annex C of the proxy statement).

(c)(3)	Materials prepared by Allen & Company Incorporated and presented to the Board of Directors of the Company on February 12, 2002.

(c)(4)	Materials prepared by Ladenburg Thalmann & Co. Inc. and presented to the Board of Directors of the Company on February 12, 2002.

(d)(1)
Agreement and Plan of Merger, dated as of February 13, 2002, by and among Capital Communications CDPQ Inc., DCPI Investco, Inc., DCPI Mergerco, Inc., and the Company (incorporated herein by reference to Annex A of the proxy statement).

(d)(2)
Voting Agreement, dated as of February 13, 2002, by and among DCPI Investco, Inc., Richard W. Clark, Karen W. Clark, and Olive Enterprises, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on February 15, 2002).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the proxy statement).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2002

dick clark productions, inc.

By:	/s/ Francis C. La Maina
Name: Francis C. La Maina Title: President and Chief Operating Officer

RICHARD W. CLARK

/s/ Richard W. Clark

KAREN W. CLARK

/s/ Karen W. Clark

OLIVE ENTERPRISES, INC.

By:	/s/ Richard W. Clark
Name: Richard W. Clark Title: Chief Executive Officer

FRANCIS C. LA MAINA

/s/ Francis C. La Maina

DCPI INVESTCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: Vice President

DCPI MERGERCO, INC.

By:	/s/ Jules Haimovitz
Name: Jules Haimovitz Title: President

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2002 (incorporated herein by reference to the proxy statement).

(a)(2)
Press release issued by dick clark productions, inc., dated February 14, 2002 (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by dick clark productions, inc. on February 15, 2002).

(c)(1)	Opinion of Allen & Company Incorporated, dated as of February 13, 2002 (incorporated herein by reference to Annex B of the proxy statement).

(c)(2)	Opinion of Ladenburg Thalmann & Co. Inc., dated as of February 13, 2002 (incorporated herein by reference to Annex C of the proxy statement).

(c)(3)	Materials prepared by Allen & Company Incorporated and presented to the Board of Directors of the Company on February 12, 2002.

(c)(4)	Materials prepared by Ladenburg Thalmann & Co. Inc. and presented to the Board of Directors of the Company on February 12, 2002.

(d)(1)
Agreement and Plan of Merger, dated as of February 13, 2002, by and among Capital Communications CDPQ Inc., DCPI Investco, Inc., DCPI Mergerco, Inc., and the Company (incorporated herein by reference to Annex A of the proxy statement).

(d)(2)
Voting Agreement, dated as of February 13, 2002, by and among DCPI Investco, Inc., Richard W. Clark, Karen W. Clark, and Olive Enterprises, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed on February 15, 2002).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D of the proxy statement).